UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Hansen Medical, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
411307 10 1
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	411307 10 1

1	NAMES OF REPORTING PERSONS Prospect Venture Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,695,222 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,695,222 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,695,222 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.5% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 2 to the statement on Schedule 13G is filed by Prospect Venture Partners II, L.P., a Delaware limited partnership (“PVP II”), Prospect Associates II, L.P., a Delaware limited partnership (“PA II”) and Prospect Management Co. II, L.L.C., a Delaware limited liability company (“PMC II,” together with PVP II and PA II, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
2) Includes (i) 1,669,795 shares of Common Stock held by PVP II and (ii) 25,427 shares of Common Stock held by PA II. PMC II serves as the sole general partner of PVP II and PA II. As such, PMC II possesses power to direct the voting and disposition of the shares owned by PVP II and PA II and may be deemed to have indirect beneficial ownership of the shares held by PVP II and PA II. PMC II owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 2 to the statement on Schedule 13G is provided as of December 31, 2009.
(3) This percentage is calculated based upon 37,435,464 shares of the Common Stock outstanding as of October 30, 2009 as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2009.

CUSIP No.	411307 10 1

1	NAMES OF REPORTING PERSONS Prospect Associates II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,695,222 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,695,222 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,695,222 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.5%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 2 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
2) Includes (i) 1,669,795 shares of Common Stock held by PVP II and (ii) 25,427 shares of Common Stock held by PA II. PMC II serves as the sole general partner of PVP II and PA II. As such, PMC II possesses power to direct the voting and disposition of the shares owned by PVP II and PA II and may be deemed to have indirect beneficial ownership of the shares held by PVP II and PA II. PMC II owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 2 to the statement on Schedule 13G is provided as of December 31, 2009.
(3) This percentage is calculated based upon 37,435,464 shares of the Common Stock outstanding as of October 30, 2009 as set forth in the Issuer’s most recent Form 10-Q, filed with the SEC on November 16, 2009.

CUSIP No.	411307 10 1

1	NAMES OF REPORTING PERSONS Prospect Management Co. II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,695,222 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,695,222 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,695,222 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.5%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Amendment No. 2 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
2) Includes (i) 1,669,795 shares of Common Stock held by PVP II and (ii) 25,427 shares of Common Stock held by PA II. PMC II serves as the sole general partner of PVP II and PA II. As such, PMC II possesses power to direct the voting and disposition of the shares owned by PVP II and PA II and may be deemed to have indirect beneficial ownership of the shares held by PVP II and PA II. PMC II owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 2 to the statement on Schedule 13G is provided as of December 31, 2009.
(3) This percentage is calculated based upon 37,435,464 shares of the Common Stock outstanding as of October 30, 2009 as set forth in the Issuer’s most recent Form 10-Q, filed with the SEC on November 16, 2009.

CUSIP No.	411307 10 1
Introductory Note: This Amendment No. 2 to the statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Hansen Medical, Inc. (the “Issuer”).
Item 1(a). Name of Issuer:
Hansen Medical, Inc.
Item 1(b). Address of Issuer’s Principal Executive Officers:
380 North Bernardo Avenue
Mountain View, California 94043
Item 2(a). Name of Person(s) Filing:
Prospect Venture Partners II, L.P. (“PVP II”)
Prospect Associates II, L.P. (“PA II”)
Prospect Management Co. II, L.L.C. (“PMC II”)
Item 2(b). Address of Principal Business Office:
Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301
Item 2(c). Citizenship:
PVP II is a Delaware limited partnership.
PA II is a Delaware limited partnership.
PMC II is a Delaware limited liability company.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.0001 per share.
Item 2(e). CUSIP Number:
411307 10 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.

CUSIP No.	411307 10 1
Item 4(a). Amount Beneficially Owned:
Item 4(b). Percent of Class:
Item 4(c). Number of shares as to which such persons have:
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 2 to the statement on Schedule 13G is provided as of December 31, 2009:

	Shares of
	Common	Warrants	Sole	Shared	Sole	Shared
Reporting	Stock Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage of
Persons	Directly	Directly	Power	Power (1)	Power	Power (1)	Ownership (1)	Class (1, 3)
PVP II	1,669,795	0	0	1,695,222	0	1,695,222	1,695,222	4.5%
PA II	25,427	0	0	1,695,222	0	1,695,222	1,695,222	4.5%
PMC II (2)	0	0	0	1,695,222	0	1,695,222	1,695,222	4.5%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Person.

(2)	PMC II serves as the sole general partner of PVP II and PA II and possesses power to direct the voting and disposition of the shares owned by PVP II and PA II and may be deemed to have indirect beneficial ownership of the shares held by PVP II and PA II. PMC II owns no securities of the Issuer directly.

(3)	This percentage is calculated based upon 37,435,464 shares of the Common Stock outstanding as of October 30, 2009 as set forth in the Issuer’s most recent Form 10-Q, filed with the SEC on November 16, 2009.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:☑

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

CUSIP No.	411307 10 1
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2010
PROSPECT VENTURE PARTNERS II, L.P.
By: Prospect Management Co. II, L.L.C.
Its: General Partner

/s/ Dave Markland
Dave Markland
Attorney-in-Fact

PROSPECT ASSOCIATES II, L.P.
By: Prospect Management Co. II, L.L.C.
Its: General Partner

/s/ Dave Markland
Dave Markland
Attorney-in-Fact

PROSPECT MANAGEMENT CO. II, L.L.C.

/s/ Dave Markland
Dave Markland
Attorney-in-Fact

Exhibit(s):
99.1:     Joint Filing Statement